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                            July 31, 2020

       William Wei Huang
       Chief Executive Officer
       GDS Holdings Limited
       F4/F5, Building C, Sunland International
       No. 999 Zhouhai Road
       Pudong, Shanghai 200137
       People's Republic of China

                                                        Re: GDS Holdings
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            Filed April 17,
2020
                                                            File No. 001-37925

       Dear Mr. Wei Huang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Item 3. Key Information
       A. Selected Financial Data
       Non-GAAP Measures, page 4

   1. Your adjusted NOI non-GAAP measure includes adjustments for certain expenses such as selling and marketing
expenses, general and administrative expenses and research and development expenses.
Tell us how you considered the guidance in Question 100.01 of the non-GAAP CD&Is when
adjusting for what appears to be normal cash operating
                                                        expenses. Further, tell
us what this measure is intended to convey and how it is useful information to
investors. To the extent you are attempting to show a non-GAAP gross profit measure, please
reconcile to the appropriate GAAP measure of gross profit. In this regard, we acknowledge
you revised this reconciliation in response to our prior comment
 William Wei Huang
GDS Holdings Limited
July 31, 2020
Page 2
         1 in our letter dated July 31, 2018; however, based on your current form of reconciliation, it appears that you are intending to reflect a non-GAAP gross profit measure and therefore, should reconcile and label the measure accordingly. Please revise or explain.
D. Risk Factors, page 6

2. We note your risk factor discussion on the limitations on the ability of the PCAOB to conduct investigations of your auditor. In future filings, please include another risk factor that highlights recent developments (e.g. Article 177 of PRC Securities Law effective
         March 2020) possibly further limiting an overseas regulator from conducting investigations or from collecting evidence within the PRC.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Melissa
Kindelan, Senior Staff Accountant at 202-551-3564 with any questions.



FirstName LastNameWilliam Wei Huang                             Sincerely,
Comapany NameGDS Holdings Limited
                                                                Division of
Corporation Finance
July 31, 2020 Page 2                                            Office of
Technology
FirstName LastName